**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


# FORM 8-K


**Current Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**


Date of Report (Date of earliest event reported):      January 24, 2003


# Cowlitz Bancorporation

(Exact Name of Registrant as specified in its charter)

| Oregon | 0-23881 | 91 - 529841 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| 927 Commerce Ave., Longview, Washington | 98632 |
|---|---|
| Address of Principal Executive Office | Zip Code |

Registrant's telephone number including area code  360-423-9088


(Former name or former address, if changed since last report)      Not applicable

**Item 7.  Financial Statements and Exhibits**

    (a)        Financial statements of business acquired.

                Not applicable.

    (b)        Pro Forma Financial Information

                Not applicable.

    (c)        Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

**Exhibit**

  (99)    Press Release

**Item 9. Regulation FD Disclosure**

On January 24, 2003, Cowlitz Bancorporation issued a press release announcing its operating earnings for the fourth quarter and year ended 2002.  All information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


**SIGNATURES**


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                COWLITZ BANCORPORATION
                (Registrant)

Date:  January 24, 2003    By:    /s/ Don P. Kiser
                        Don P. Kiser
                        Vice-President, Chief Financial Officer, and Secretary
                        Acting Officer-In-Charge

**January 24, 2002 10:42 a.m. Pacific Time**

**Company Press Release**

*SOURCE:*      *Cowlitz Bancorporation*
*CONTACTS:*    Benjamin Namatinia, Chairman
                Don P. Kiser, Chief Financial Officer, Acting Officer-In-Charge
                (360) 423-9800

# Cowlitz Bancorporation Announces Earnings

LONGVIEW, Wash., **January 24, 2002** /PRNewswire/ --

FlashResults
Cowlitz Bancorporation (NASDAQ: CWLZ)
(Numbers in Thousands, Except Per Share Data)

|  | Quarter Ended 12/31/02 | Year-to-Date 12/31/02 | Quarter Ended 12/31/01 | Year-to-Date 12/31/01 |
|---|---|---|---|---|
| Net Interest Income | $ 3,688 | $ 13,558 | $ 3,616 | $ 13,845 |
| Net Income | $ 394 | $ 1,496 | $ (1,371) | $ (1,450) |
| Average Diluted Shares | 3,942 | 3,851 | 3,741 | 3,731 |
| Diluted EPS | $ 0.10 | $ 0.39 | $ (0.37) | $ (0.39) |

Cowlitz Bancorporation (NASDAQ: CWLZ - news) today reported net income of $394,000 or $0.10 per diluted share for the fourth quarter of 2002. Net income for the year ended December 31, 2002 was $1.5 million or $0.39 per diluted share compared to a net loss for 2001 of $1.5 million or $0.39 per diluted share. Net income for 2002 was reduced by a goodwill impairment charge of $791,000 after tax, and provision for loan losses during the year totaling $2.8 million or approximately $1.8 million after tax.  Net income for the year ended December 31, 2002 excluding these charges would have been approximately $4.1 million or $1.06 per share.

"Despite the continuation of suppressed local and national economies, the Bank continues to show an ability to post earnings" said Benjamin Namatinia, Chairman of Cowlitz Bancorporation. "Although we have experienced some recent managerial changes, the Company retains a strong core of management and employees who are prepared to meet any challenges and take advantage of any opportunities presented in the coming year."  The search for a new President and CEO continues.

Total non-performing assets were $7.4 million at December 31, 2002, virtually unchanged from $7.3 million at September 30, 2002, and $7.5 million at December 31, 2001. Cowlitz' non-performing assets as a percent of total assets increased to 2.14% at December 31, 2002 from 2.03% at September 30, 2002, and 2.02% at December 31, 2001.

For the three months ended December 31, 2002, Cowlitz added $1.8 million to its provision for loan losses. The loan loss reserve stands at $6.2 million as of the end of  2002, or 3.16% of loans and 101.08% of non-performing loans. During management's continuous assessment of the loan portfolio, it was determined that several loans lacked sufficient collateral to support the outstanding loan balances. Management took the conservative approach and charged-off a portion of these loans.  The allowance was bolstered during the quarter to absorb these charge-offs and to adequately reserve against potential losses on several downgraded loans.

Total assets at December 31, 2002 were $345.2 million compared to $361.6 million at September 30, 2002, a decrease of $16.4 million or 4.5%.  At December 31, 2001, total assets were $370.7 million, $25.5 million or 7.4% higher than the current level.  The majority of the decline in total assets from December 31, 2001 to December 31, 2002 is due to a decrease in net loans of $40.9 million.  This decrease in loans was offset by an increase in loans held-for-sale of $26.3 million from year to year.

Cowlitz Bancorporation is the holding company of Cowlitz Bank. Cowlitz Bank's divisions include Bay Bank, Bellevue, Washington; Northern Bank of Commerce, Portland, Oregon; and Bay Mortgage, with four offices in Western Washington. Cowlitz specializes in commercial banking services for Northwest businesses, professionals and retail customers, with a total of seven full-service banking offices. Financial services in addition to banking include trust services, escrow services, and mortgage banking.

*Forward-Looking Statements*

*This press release contains forward-looking statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements are subject risks and uncertainties. Actual results could differ materially from those discussed in this press release as a result of risk factors identified in the Company's Form 10-K for the year ended December 31, 2001, and filed with the SEC. Specific risks in this press release include: the retention of core management and the adequacy of the Company's loan loss reserve.*

## FINANCIAL HIGHLIGHTS

(Unaudited) ($ in thousands, except per share)

| INCOME STATEMENT | | Three Months Ended | | | Twelve Months Ended | |
|---|---|---|---|---|---|---|
| | | 12/31/02 | 12/31/01 | | 12/31/02 | 12/31/01 |
| Interest income | $ | 5,490 | $ 6,616 | $ | 22,169 | $ 27,227 |
| Interest expense | | 1,802 | 3,000 | | 8,611 | 13,382 |
| Net interest income | | 3,688 | 3,616 | | 13,558 | 13,845 |
| Provision for loan losses | | (1,776) | (2,530) | | (2,783) | (5,262) |
| Net interest income after loan loss provision | | 1,912 | 1,086 | | 10,775 | 8,583 |
| Non-interest income | | 4,013 | 3,518 | | 12,133 | 9,502 |
| Non-interest expense | | 5,633 | 4,776 | | 20,330 | 18,259 |
| Impairment of BFC Goodwill | | - | 1,215 | | - | 1,215 |
| Gain/Loss on Sale of Securities | | 95 | - | | 183 | 89 |
| Income before income tax expense | | 387 | (1,387) | | 2,761 | (1,300) |
| Income tax expense (benefit) | | (7) | (16) | | 474 | 150 |
| Net income before change in acctg principle | | 394 | (1,371) | | 2,287 | (1,450) |
| Change in acctg principle, net of $417,000 tax | | - | - | | 791 | - |
| Net income | $ | 394 | $ (1,371) | $ | 1,496 | $ (1,450) |
| Earnings per share (based on weighted average shares outstanding) | | | | | | |
| Basic | $ | 0.10 | $ (0.37) | $ | 0.40 | $ (0.39) |
| Diluted | $ | 0.10 | $ (0.37) | $ | 0.39 | $ (0.39) |
| Weighted average shares outstanding | | | | | | |
| Basic | | 3,811,517 | 3,692,524 | | 3,757,608 | 3,691,728 |
| Diluted | | 3,942,464 | 3,740,785 | | 3,851,196 | 3,731,319 |
| Actual shares outstanding | | | | | | |
| Basic | | 3,818,272 | 3,692,560 | | 3,818,272 | 3,692,560 |
| Diluted | | 3,944,813 | 3,737,951 | | 3,944,813 | 3,737,951 |
| Efficiency Ratio | | 73.15% | 66.95% | | 79.13% | 78.21% |

| BALANCE SHEET | | 12/31/02 | | | 12/31/01 |
|---|---|---|---|---|---|
| Total assets | $ | 345,164 | | $ | 370,660 |
| Securities available for sale | $ | 33,276 | | $ | 30,188 |
| Securities held to maturity | $ | 357 | | $ | 4,115 |
| Loans, net | $ | 188,356 | | $ | 229,215 |
| Loans held for sale | $ | 63,645 | | $ | 37,322 |
| Intangible assets | $ | 2,853 | | $ | 4,327 |
| Deposits | $ | 290,120 | | $ | 315,490 |
| Borrowings | $ | 21,231 | | $ | 21,759 |
| Equity | $ | 31,263 | | $ | 28,748 |
| Book value per share | $ | 8.19 | | $ | 7.79 |
| Tangible book value per share | $ | 7.44 | | $ | 6.61 |
| Tier 1 leverage capital ratio | | 8.14% | | | 6.51% |

## RATIOS ANNUALIZED

| | Three Months Ended | | Twelve Months Ended | |
|---|---|---|---|---|
| | 12/31/2002 | 12/31/2001 | 12/31/2002 | 12/31/2001 |
| Return on average assets | 0.45% | -1.47% | 0.43% | -0.41% |
| Return on average equity | 5.03% | -18.20% | 4.95% | -4.72% |
| Average Equity/ average assets | 9.05% | 8.08% | 8.72% | 8.69% |
| Interest rate yield on interest-earning assets | 6.71% | 7.60% | 6.81% | 8.28% |
| Interest rate expense on interest-bearing liabilities | 2.76% | 4.07% | 3.21% | 4.82% |
| Interest spread | 3.96% | 3.53% | 3.61% | 3.46% |
| Net interest margin | 4.51% | 4.16% | 4.17% | 4.21% |

## ALLOWANCE FOR LOAN LOSSES

| | Twelve Months Ended | |
|---|---|---|
| | 12/31/2002 | 12/31/2001 |
| Balance at beginning of period | $ 5,997 | $ 4,561 |
| Adjustment incident to the sale of BFC | (289) | - |
| Provision for loan losses | 2,783 | 5,262 |
| Recoveries | 275 | 785 |
| Charge Offs | (2,616) | (4,611) |
| Balance at end of period | $ 6,150 | $ 5,997 |
| Loan loss allowance/gross loans | 3.16% | 2.55% |
| Loan loss allowance/non-performing loans | 101.08% | 100.20% |

## NON-PERFORMING ASSETS

| | 12/31/2002 | 12/31/2001 |
|---|---|---|
| Accruing loans – over 90 days past due | $ 982 | $ 1,178 |
| Nonaccrual loans | 5,102 | 4,807 |
| Total non-performing loans | 6,084 | 5,985 |
| Other real estate owned | 1,304 | 1,498 |
| Other assets | 4 | 5 |
| Total non-performing assets | $ 7,392 | $ 7,488 |
| Total non-performing assets/total assets | 2.14% | 2.02% |

## OPERATING PERFORMANCE

| | Three Months Ended | | Twelve Months Ended | |
|---|---|---|---|---|
| | 12/31/2002 | 12/31/2001 | 12/31/2002 | 12/31/2001 |
| Average interest-earning assets | $ 327,078 | $ 348,088 | $ 325,344 | $ 328,802 |
| Total average assets | $ 346,488 | $ 372,729 | $ 346,345 | $ 353,090 |
| Average interest-bearing liabilities | $ 261,605 | $ 294,963 | $ 268,493 | $ 277,761 |
| Average Equity | $ 31,353 | $ 30,131 | $ 30,193 | $ 30,701 |
| Number of full-time equivalent employees | | | 200 | 199 |